UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 9, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 9, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer


RESULTS
PRESENTATION
4TH QTR2022
TIMB
LISTED
NYSE
TIMS
B3 LISTED NM
ISE B3
TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Net Revenue normalized by the temporary inefficiency effect of PIS/COFINS as a result of the contract between TIM S.A. and Cozani (+R$ 49.6 million in 4Q22). SPE Cozani should be incorporated over the next few months as part of the integration process of the assets acquired from Oi Móvel S.A.

(2) Operating costs normalized by: expenses with the price adjustment from the sale of control of I-Systems (+R$ 1.9 million in 4Q22 and +R$ 14.6 million in 3Q22), expenses with specialized legal and administrative services (+R$ 8.3 million in 4Q22, +R$ 8.6 million in 3Q22, +R$ 50.3 million in 2Q22, +R$ 8.4 million in 1Q22, +R$ 34.8 million in 4Q21, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting services within the scope of the projects of acquisition of Oi Mobile and clients migration (+R$ 25.2 million in 4Q22, +R$ 15.4 million in 3Q22 and +R$ 4.3 million in 4Q21), PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani (-R$ 13.5 million in 4Q22), expenses with FUST/FUNTEL within the scope of the intercompany contract with Cozani (+R$ 7.1 million in 4Q22), payroll expenses also related to the acquisition of Oi's mobile assets (+R$ 11.8 million in 1Q22) and the sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21).

(3) Net Income normalized according to the items described in the Revenue and Costs sections, as mentioned above, and by non-recurring items in the Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$ 14.7 million in 4Q22), impact caused by deferred and current taxes on revenue generated by the I-Systems transaction (+R$ 509.2 million in 4Q21) and by other tax effects (-R$ 12.0 million in 4Q22, -R$ 13.1 million in 3Q22, -R$ 17.1 million in 2Q22, -R$ 6.9 million in 1Q22, -R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21, and -R$ 4.6 million in 2Q21).

(4) Normalized Capex excludes the impacts from the acquisition of licenses in the frequency auction in 2021 (R$ 3,585 million in 4Q21).

IMPORTANT MILESTONES ACCOMPLISHED MARK 2022 AS A TRANSFORMATIONAL YEAR FOR TIM

FEB'22
New guidance for 2022-2024

MAR'22
R$ 195M IN JCP Announcement

APR'22
Oi Deal Closing
R$ 16-19 bln Value Creation NPV

MAY'22
TIM Brasil Day
Strategic Planning For 2022-2024

Doubling dividends (R$ 2 billion for 2022)

JUN'22
Awarded with **Reclame Aqui** RA 1000

JUN'22
R$ 270M in IoC announcement

Great Place To Work. Certificada 2022 Brasil

JUN'22
Awarded with **Great Place do Work**

JUL'22
5G launch in Brasília



5G

AUG'22/SEP'22
TIM + Gerando Falcões: Favela Marte will be the first favela fully connected with 5G.

Launch in Key Market (São Paulo, Rio and Curitiba) **with 2x more sites vs. competitors**

SEP'22
R$ 480M in IoC announcement



5G

SEP'22
5G in Rock in Rio music festival

continues...

- Financial
- Strategic/Commercial
- ESG

REFINITIV
TOP 100 COMPANY 2022
Diversity and Inclusion Index

SEP'22
Most Diverse and inclusive Telecom Operator in the world for the 2nd year in a row

OCT'22
Maracanã is the first Stadium in Brazil to have a 5G network


MARACANÃ 5G
TIM

OCT'22
5G arrives in 27 state capitals



ReclameAQUI

DEC'22
Reclame aqui recognition on **Best Client Service** for the effort shown in solving claims and **greatest evolution in satisfaction index**

DEC'22
R$ 455 M in IoC announcement

JAN'23
First operator covering 100% of the municipalities in Brazil

Delivering a remarkable year with:

+19.5% Net Revenue[1] YoY Growth in 2022	**R$2.0 Bln** shareholders remuneration (Guidance 2022) R$1.4 Bln already paid	**100%** of municipalities covered
+26.4% EBITDA[1] – Capex[1] YoY Growth in 2022	**25.5%** EBITDA[1] – Capex[1]/ Net Revenue[1] in 2022	**9 Mln** clients migrated from Oi to TIM systems until January'23
47.4% EBITDA Margin[1] in 2022	**+17.2%** EBITDA[1] YoY Growth in 2022	**74%** of full network integration (step 3), 100% completion of steps 1 and 2

(1) Normalized for the effects detailed in slide 2.

2022 ESG HIGHLIGHTS

ENVIROMENTAL


Energy consumption (%)
33%
20%
47%
44%
23%
33%
47%
23%
30%
2020
2021
2022
National Grid
Free market
Self-Generation

TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

CDP

SCIENCE BASED TARGETS

~50% self-generation in 2022

100% from renewable sources (w/ I-REC)

+127% of data traffic energy efficiency

One more year of long-term responsible progress towards an integrated ESG agenda

SOCIAL


Favorability (%)
+2 p.p.
84%
86%
2020
2022

Mercer Benchmark: 72% for Telcos and 75% overall

IGPTWB3

Diversity & Inclusion (2021 and 2022)

- **1st Telco worldwide** in Refinitiv Index
- Bloomberg Gender Equality Index
- **Digital Inclusion – the 1st mobile operator with coverage in 100% of the municipalities**

GOVERNANCE

Sustainability Yearbook Member 2022

S&P Global

ISE B3

PRÓ ÉTICA


S&P ESG Score - CSA DJSI (points)
+20
62
82
2020
2022

ISE - 15 consecutive years, the longer-lasting Telco in the sustainability index

Cyber Security management - certified by ISO 27.001

Transparency - Pro-Ethics company by CGU (1st Telco)

STRONG OPERATING PERFORMANCE LEADING TO ROBUST DOUBLE-DIGIT GROWTH IN NET REVENUES

MOBILE SERVICE STRONGLY CONTRIBUTING TO REVENUE EXPASION

(Normalized Net and Mobile Revenues[1] in R$ Mln; %YoY)



22.4%
4,799
956
14
12
27
66
5,874
Mobile 22.7%
9.1%
36.8%
4Q21
Client Generated
Customer Platform
ITX and Others
Fixed
Products
4Q22

Service Revenue[1] growth of **21.8%** YoY in 4Q22

Service Revenues[1] — Double-digit growth in Mobile and high-single digit in Fixed secured an excellent performance for service revenues. **+19.3%** YoY in 2022

Mobile Revenue[1] — Strong growth driven by organic dynamics and acquired customers' revenues. **+20.2%** YoY in 2022

Customer Platform — Revenues driven by Digital Content and digital security partnership. **+57.4%** YoY in 2022

TIM UltraFibra[2] — Growing double-digit YoY, with focus on FTTH migration. **+10.7%** YoY in 2022

(1) Normalized for the effects detailed in slide 2; (2) In January'23 TIM Live was renamed as TIM UltraFibra

MOBILE: 20% GROWTH IN MOBILE SERVICE REVENUE DRIVEN BY M&A AND VOLUME-TO-VALUE STRATEGY

Customer base and ARPU were deeply affected by Oi acquisition. From 1Q23 on performance will start to normalize.

CUSTOMER BASE DYNAMICS
(Mln)



Oi Closing: +16.4
Base Cleaning: - 5.1
52.1
52.3
68.7
68.8
62.5
4Q21
1Q22
2Q22
3Q22
4Q22

ARPU EVOLUTION
(R$)



27.7
27.4
25.8
24.9
26.9
4Q21
1Q22
2Q22
3Q22
4Q22

POSTPAID: Positive net effect from: (i) annual price-ups, (ii) Oi client's arrival and (iii) price reduction following ICMS tax reduction

Postpaid Revenues in 2022: **+19.4%** (YoY)



Postpaid in 4Q22

ARPU ex-M2M (R$)



48.0
46.8
43.7
42.4
45.2
4Q21
1Q22
2Q22
3Q22
4Q22

CUSTOMER BASE
(Human)

+21.4% (YoY) | **36.7%** (Of total base)

PREPAID: Positive trend in recharges and spending despite cannibalization from Giga Bonus (ICMS tax reduction)

Prepaid Revenues in 2022: **+21.3%** (YoY)



Prepaid in 4Q22

ARPU (R$)



13.4
13.2
12.6
12.8
13.7
4Q21
1Q22
2Q22
3Q22
4Q22

CUSTOMER BASE

+20.7% (YoY) | **56.4%** (Of total base)

OI INTEGRATION IS ON TRACK: NETWORK INTEGRATION AT THE FINAL STAGES AND CLIENT MIGRATION AT FULL SPEED

NETWORK INTEGRATION

- **100%** — **Roaming Like: TIM's network is available to acquired client**s through roaming process → improved coverage for migrated clients.
- **100%** — **Frequency Availability** (Oct/22): **TIM sites were adjusted to use acquired spectrum from Oi** → improved capacity for all clients.
- **74%** — **Full Integration** (1Q23): Oi's network shutdown, with **non-overlapped sites being added to TIM's grid** → improved coverage and capacity for all clients.

CLIENTS MIGRATION

- **95%** — **Prepaid[1]:** migrated 7.8 mln lines until January'23
- **82%** — **Postpaid[1]:** migrated 0.8 mln lines from B2C segment, until January'23

Full client base migration to TIM's systems until April 2023.

Oi's client base clean-up:

- **5.1 mln** in November, 2022



SITE DECOMMISSIONING BEGINS, AND ACCELERATES THROUGHOUT THE YEAR

500+ sites decommissioned in 4Q22, financial impacts in 2Q23

3k sites to be decommissioned in 2023

› Impact of savings to build up through 2023

(1) Prepaid and postpaid distribution is based on Company's internal information.

MOBILE: 2022 MARKS A BIG STEP TOWARDS NETWORK LEADERSHIP

5G

LARGEST 4G COVERAGE IN BRAZIL

LARGEST 5G COVERAGE IN BRAZIL (OPENSIGNAL AWARD[1])

LARGEST MOBILE COVERAGE IN BRAZIL (5,570 CITIES) AND FIRST TO COVER 100% OF CITIES

THE JOURNEY TO BUILD A DIFFERENTIATED INFRASTRUCTURE

- Closing the gap and surpassing competitors;
- Improving network quality perception;
- Improving capex allocation and investment efficiency;
- Digital inclusion and social development;
- New assets for brand positioning.


EVOLUÇÃO
DA COBERTURA
TIM

5G OPENS A NEW WORLD OF OPPORTUNITIES

Positioning

- First player lo launch a 5G focused offer;
- New portfolio of devices;
- Attract earlier adopters through gaming platforms (Twitch and AWG;)
- Improving service experience.

Efficiency

- 5G is helping network capex efficiency: traffic is moving from 4G to 5G network – **11.5% offload.**

Growth

- Revenue growth opportunities in B2B, developing new solutions for multiple ecosystems.

(1) Open Signal Report as of Jan'23 (link).

CUSTOMER PLATFORM UPDATE: PARTNERING WITH CARTÃO DE TODOS GROUP TO TACKLE OPPORTUNITIES IN HEALTH

BIG OPPORTUNITY

165mln
people in Brazil do not have health insurance (~80% of total population)

61%
of TIM's base is uninsured

ESTABILISHED PARTNER

Grupo Cartão de Todos has the largest popular medical clinic network in Brazil: R$ 3 bln in annual revenues

100%
coverage in cities above 90K population

~410
clinics through all states

DISTINCTIVE VALUE PROPOSITION

Phygital solution
giving access with discounts to the largest medical clinic network and telemedicine.

Freemium offer
reducing barriers for early adoption

Opportunity to cross-sell telecom services for "Grupo Cartão de Todos" client base.

TIM ULTRAFIBRA: SOLID EXECUTION MIGRATING FTTC TO FTTH IS DRIVING OPERATIONAL IMPROVEMENTS AND REVENUE GROWTH

TIM ULTRAFIBRA NET REVENUES SUSTAINED A DOUBLE-DIGIT RHYTHM...

(R$ Mln; %YoY)



720
10.7%
797
2021
2022

... WITH A SOLID PERFORMANCE ON CUSTOMER BASE TRANSFORMATION...

('000)



685
4,6%
716
FTTH
37,5%
FTTC
-41,4%
2021
2022

AND BY A CLIENT CENTERED STRATEGY: SERVICE + MONETIZATION

- FTTH ARPU in 2022 reached **R$ 97.7** (R$/mo);
- Raising CEX level with faster speeds and stability: **73% on plans above or equal to 150 Mbps**
- Improved customer satisfaction with better service and new offer.

Best Broadband provider for 6 years

Estadão Melhores Serviços 2022 Ranking[1]

TIM LIVE IS NOW TIM ULTRAFIBRA

New identity to mark a new moment of TIM ultra broadband with the best experience for customers



TIM
ULTRA
FIBRA

NEW **Launch of Paraná (Feb/23)**

TIM Ultrafibra available in 34 cities in Paraná, the biggest simultaneous launch in fiber, with coverage of 80% of addresses

(1) Estadão Melhores Serviços 2022 Ranking, in partnership with the consultancy Blend New Research.

DOUBLE DIGIT EBTIDA GROWTH, WHILE MAINTAINING A ROBUST EBITDA MARGIN

COSTS IMPACTED BY M&A TRANSACTION, SINCE MAY, AND A NEW LINE (I-SYSTEMS)

(Normalized[1] Opex in R$ Mln; %YoY)


25.2%
2,350
2,944
4Q21
4Q22

Normalized Opex growth ex-I-Systems was +23.5% YoY in 4Q22

Network & ITX and Selling & Marketing were the **main lines impacted by TSA and I-System expenses**

- Normalized[1] Opex growth **21.7%** YoY in 2022
- TSA costs were R$ 194 mln in 2022 and R$ 73 mln in 4Q22
- I-Systems impact were R$ 306 mln in 2022 and R$ 79 mln in 4Q22

EBITDA BOOSTED BY THE ORGANIC REVENUE GROWTH AND M&A CONSOLIDATION

(Normalized[1] EBITDA in R$ Mln; %YoY)


19.6%
2,449
2,930
4Q21
4Q22

49.9%
Normalized[1] EBITDA Margin in 4Q22

51.2%
Normalized[1] EBITDA Margin excluding I-Systems in 4Q22

- Normalized [1]EBTIDA growth **21.3%** YoY in 4Q22, excluding I-Systems
- Normalized[1] EBITDA growth **17.2%** YoY in 2022
- **47.4%** Normalized EBITDA Margin in 2022

(1) Normalizedfor the effects detailed in slide 2.

DELIVERING SUPERIOR AND SUSTAINABLE VALUE TO OUR SHAREHOLDERS

NET INCOME ABSORBED THE IMPACTS THAT CAME FROM OI'S ACQUISTION

(Normalized[1] Net Income in R$ Mln)


2,200
1,499
-1,135
-820
-786
-257
Oi Towers effect
68
-50
1,795
2021
EBITDA
D&A
Net Financial Results
Taxes
Equity Investment
2022

- **D&A (growth of 19.9% YoY in 2022):** affected by a more robust assets base (Oi's and 5G spectrum) and by a higher number of towers which impacts should become smoother as Company started the decommission process.
- **Financial Result (YoY growth ~2.2x higher in 2022):** additional lease from Oi, a lower cash position with auction and M&A's payments and higher interest rates.
- **Taxes (down by 37.3% YoY in 2022):** impacted by higher IoC distribution and accounting impacts related to Cozani's assets.
- Net Income fell **18.4%** YoY in 2022

HISTORICAL SHAREHOLDER REMUNERATION LEVEL

(Annual announce dividends in R$ Mln)


It will be proposed as dividend in the next Shareholders Meeting
293
850
995
1.083
1.048
1.400
600
2017
2018
2019
2020
2021
2022

HIGHEST DISTRIBUTION IN TIM'S HISTORY

(1) Normalized for the effects detailed in slide 2.

ROBUST OPERATIONAL CASH FLOWS, SUPPORTS OUR CASH POSITION AND A HEALTHY FINANCIAL STRUCTURE

OPERATIONAL CASH FLOWS IMPROVEMENT...

(EBTDA Minus CAPEX in R$ Mln; %YoY)



4,356
26.4%
5,506
2021
2022

% of Net Revenue[1]	24.1%	25.5%

- EBITDA[1] – CAPEX growth **+30.3%** YoY in 4Q22, as % of Net Revenues was **26.5%**
- EBITDA[1] AL – CAPEX growth **+12.5%** YoY in 2022 and as % of Net Revenues was **12.4%**

...HELPING TO SUSTAIN A SOLID CASH POSTION

(Cash and Cash Equivalents in R$ Mln; %YoY)



-51.6%
9,797
5,506
-7,384
-2,546
-2,870
2,236
4,739
4Q21
Normalized EBITDA[1]- Capex
OI Acquisition (includes TSA + escrow deposit)
5G Spectrum Auction
Leasing Payments
Others + Working Capital
4Q22

NET FINANCIAL POSITION AND LEVERAGE AT A HEALTHY LEVEL

(Net Debt in R$ Mln)

Net Debt/ LTM Norm. EBITDA[1]		
	Reported	1.35
	After Leasing	0.17

- Net debt of **R$ 13.8 Bln** in 4Q22
- R$ 1.5 Bln related to Fistel (TFF) is on hold[2]

(1) Normalized for the effects detailed in slide 2; (2) See note 22 in Financial Statements.

A YEAR OF STRONG ACHIEVEMENTS WITH ALL TARGETS DELIVERED

OBJECTIVES	SHORT TERM TARGETS (2022)	RESULTS (Actual)	
Revenue Sustainability	Service Revenues Growth: Double digit (YoY standalone)	+ 19.3% YoY	✓
Profitability	EBITDA: Double digit growth	+17.2% YoY	✓
Investments	Capex: ~ R$ 4.8 bln	R$ 4.7 bln	✓
Cash Generation	EBITDA-Capex on Revenues: > 24%	25.5%	✓
Net debt/ EBITDA	~ 2x (~0.6x, excluding leasing effects)	1.35x (0.17 ex-lease)	✓
Shareholder Remuneration	R$ 2 bln	R$ 1.4 bln in IoC and R$ 0.6 bln in dividends	✓

UPDATED PLAN (2023-2025): NEXT GENERATION TIM STEP 2

BETTER OVERALL BUSINESS DYNAMICS

Larger revenue base, client centric strategy together with cost management drives margin improvements

+

Greater opportunities for capex efficiency with a smarter allocation and clear path for lease optimization

=

Consistency on cash flow expansion

Additional room for shareholder remuneration

WE ARE STRENGTHENING OUR CORE BUSINESS TO GENERATE CASH-FLOW TO SUSTAIN NEW AVENUES OF GROWTH AND INCREASE SHAREHOLDER REMUNERATION

UPDATED PLAN (2023-2025): NEXT GENERATION TIM STEP 2

OBJECTIVES	DRIVERS	SHORT-TERM TARGETS	MID-TERM TARGETS
Revenue Sustainability	• Maintain focus on value with better customer base trend; • Rational competitive environment; • Churn normalization process; • Broadband and new initiatives to help as complements.	Guidance to be release on Feb 14th	Guidance to be release on Feb 14th
Sustain High Profitability	• Manage inflationary pressure with traditional cost control; • Contribution margin from Oi's former clients; • Digital transformation: new opportunities with Oi's former clients and new initiatives.		
Efficient Investments	• Secure synergies from acquired spectrum; • 4G Traffic offload following 5G fast-paced rollout; • Maintenance of an asset-light approach to FTTH expansion		
Expand Cash Generation	• EBITDA contribution as business dynamics evolves; • Capex allocation: opportunities to "do more with less" in infrastructure; • Execute Site Decommissioning Plan: short-term pain for long-term gain.		
Share Value Creation with Shareholders	• Cash generation as the main driver for shareholder remuneration; • Net Income is NOT the limit (distributable reserves ~R$ 7.5 Bln).		